direct dial number:	Graham R. Laub
(215) 575-7277	glaub@dilworthlaw.com

September 19, 2006

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street N.E. Washington, D.C. 20549 Attention: William Friar
Re:	Sterling Banks, Inc. Amendment No. 2 to Registration Statement on Form S-4

Dear Mr. Friar:

Sterling Banks, Inc. (the “Company”) has today filed Amendment No. 2 to its Registration Statement on Form S-4 (File No. 333-133649). On behalf of the Company, we hereby respond to your letter dated September 1, 2006 commenting on Amendment No. 1 to the Registration Statement.

As requested, we have set forth your comments and questions below and provided answers responsive to those questions and comments and/or indicated where disclosure has changed in the filing in light of such questions or comments.

SUMMARY

Introduction, page 10

1.  You disclose the assets of Sterling Bank as of June 30, 2006. Please provide corresponding information about Farnsworth.

The Company has added the disclosure regarding assets of Farnsworth as of June 30, 2006 as requested.

The Merger, page 14

2.  Expand the discussion of what Farnsworth shareholders will receive in the merger to include the limits on the stock and cash consideration amounts and how these will be allocated if either is oversubscribed. You may provide a brief statement and a cross reference to the full discussion and risk factor disclosure.

Dilworth Paxson LLP	Page 2
September 19, 2006
To: William Friar

The Company has added summary disclosure of the election limits and allocation procedures relating to the cash and stock consideration that will be received by Farnsworth shareholders and has cross-referenced this summary disclosure to the full discussion and risk factor discussion in the document.

3.  Here or on the cover page provide stock price information for Sterling Bank and Farnsworth as of the date of the joint proxy statement and the day proper to announcement of the merger.

The requested disclosure regarding the stock price information for Sterling Bank and Farnsworth has been added.

4.  Briefly discuss that the stock portion of the consideration is subject to market price fluctuations and decline between the date of the joint proxy statement and the date the merger is completed and that Famsworth shareholders will not know at the time they vote the exact value of the stock consideration they will receive.

The Company has added the requested discussion of the market price fluctuations and potential for decline in the value of the stock portion of the consideration received by Farnsworth shareholders between the date of the joint proxy statement/prospectus and the date of the completion of the Merger as well as the fact that Farnsworth shareholders will not know at the time they vote the exact value of the stock consideration they will receive.

UNAUDITED COMPARATIVE PER SHARE DATA

1. On page 19 you indicate that the pro forma information does not give effect to the 5% stock dividend announced on July 28, 2006. Please revise to retroactively adjust the change in the number of shares as required by paragraph 54 of SFAS 128, or provide the specific guidance that you relied on in determining not to give effect to the 5% stock dividend announced on July 28, 2006.

The pro forma information has been revised to reflect the 5% stock dividend announced on July 28, 2006 and paid on September 8, 2006 and the change in the number of shares has been accordingly retroactively adjusted.

SELECTED HISTORICAL FINANCIAL DATA FOR STERLING BANK

2.  On page 20 you indicate that the selected financial data does not give effect to the 5% stock dividend announced on July 28, 2006. Please revise to retroactively adjust the change in the number of shares as required by paragraph 54 of SFAS 128, or provide the specific guidance that you relied on in determining not to give effect to the 5% stock dividend announced on July 28,2006.

The selected financial data has been revised to reflect the 5% stock dividend announced on July 28, 2006 and paid on September 8, 2006 and the change in the number of shares has been accordingly retroactively adjusted.

Dilworth Paxson LLP	Page 3
September 19, 2006
To: William Friar

SELECTED HISTORICAL FINANCIAL DATA FOR FARNSWORTH

3.  Please revise the amount of the provision for loan losses for the six months ended March 31, 2006, in order for it to reconcile to the Consolidated Statement of Operations on page F-76.

The financial data for the March periods has been updated to June 30, 2006 and the referenced typographical error has been eliminated.

4.  Please include the Book Value Per Share Information for the respective periods as intended.

The selected financial data disclosure has been revised as requested.

5.  Please revise the Provision for loan losses contained in the Allowance for Loan Losses roll forward to reconcile with the Provision for loan losses provided in the Income Statement Data.

The selected data has been revised as requested.

BACKGROUND OF THE MERGER

6.  Expand to clarify how the price and other material terms were negotiated.

The disclosure has been expanded as requested.

OPINION OF FARNSWORTH’S FINANCIAL ADVISOR

OPINION OF STERLING BANK’S FINANCIAL ADVISOR

7.  Provide us with all documents prepared by each advisor and provided to the board, or their representatives. In addition, provide all transcripts, summaries and video presentation materials.

The requested material prepared by Janney Montgomery Scott LLC and by Raymond James & Associates will be provided supplementally to the Staff under separate cover pursuant to a request for confidential treatment.

8.  We note that Raymond James reviewed internal financial information and forecasts of Sterling Bank and that Janney Montgomery Scott reviewed internal financial projections of Farnsworth. Please disclose all material non-public information provided to or made available to Raymond James by Sterling and to Janney Montgomery Scott by Farnsworth.

Raymond James informs us that in connection with the preparation of its fairness opinion, Raymond James reviewed internally-prepared financial reports of Sterling Bank. In connection with the preparation of its fairness opinion, Janney reviewed with management of Farnsworth its performance to date as well as its anticipated performance for the next two quarters. Neither Sterling Bank nor Farnsworth prepared these reports or estimates with a view towards public disclosure and the Company therefore respectfully requests the Staff to reconsider its request that any such reports be disclosed in the joint proxy statement/prospectus. Such financial reports are prepared based upon numerous assumptions and are designed primarily as a management planning tool. Moreover, it would be misleading to disclose these financial reports given that they were prepared prior to the parties’ entering into the Merger Agreement and therefore would not reflect the impact of the pending transaction.

Dilworth Paxson LLP	Page 4
September 19, 2006
To: William Friar

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

5.  We reviewed the description of the Merger Consideration on page 78, and were unable to reconcile the cash consideration paid to 50% of the Farnsworth shareholders to the pro forma adjustment to recognize the cash consideration paid to complete the acquisition. Please revise to include the detailed amounts paid as cash consideration paid to complete the acquisition.

The requested disclosure was added to footnote (a) of the Sterling Bank’s Unaudited Pro Forma Condensed Combined Balance Sheet. As explained in footnote (a), the cash portion of the purchase price was determined as follows:

Farnsworth shares outstanding	650,530
% of payment price in cash	50%
Number of shares paid out in cash	325,265
Merger consideration - per share - cash	$ 27.50
$ 8,944,788
Add - transaction costs	957,000
Add - payments for contract terminations and severance agreements	1,813,000
Add - payment for cancellation of Farnsworth options outstanding (merger consideration of $27.50 per share less average strike price of $8.64 times 66,724 options outstanding)	1,258,415
$ 12,973,203

6.  We note you assumed that the fair market value of Farnsworth's loan and deposit portfolios are equal to book value. Please tell us how you concluded the fair market value of the loan portfolio was equal to its book value considering 78% of the loan portfolio due after September 30, 2006 is fixed rate loans.

Dilworth Paxson LLP	Page 5
September 19, 2006
To: William Friar

The pro forma balance sheet now includes pro forma adjustments for the fair value of Farnsworth's loan portfolio.

7.  Please revise to include a schedule showing the calculation of the purchase price, including the amount of goodwill and intangible assets recognized.

The requested disclosure was added to footnote (d) of Sterling Bank’s Unaudited Pro Forma Condensed Combined Balance Sheet. The calculation of the purchase price was determined as follows:

Farnsworth shares outstanding	650,530
Merger consideration - per share	$ 27.50
$ 17,889,575
Payment for cancellation of Farnsworth options outstanding (merger consideration of $27.50 per share less average strike price of $8.64 times 66,720 options outstanding)	1,258,415
Transaction costs	957,000
$ 20,104,990
Farnsworth book value at 6/30/06	8,904,000
Fair value adjustments:
Premises and equipment	1,870,000
Core deposits	3,602,000
Loan portfolio	(1,310,000)
Other Liabilities (severance agreements and contract termination)	(1,813,000)
11,253,000
Goodwill	$ 8,851,990

8.  Please tell us and revise to describe how you determined the amount of the pro forma adjustments to common stock and additional paid-in capital to represent the shares of Sterling Bank common stock issued in the Merger based on the exchange ratio of 2.250 to 1.

Dilworth Paxson LLP	Page 6
September 19, 2006
To: William Friar

The requested disclosure has been added to footnote (g) of Sterling Bank’s Unaudited Pro Forma Condensed Combined Balance Sheet. The Merger exchange ratio is 2.3625 to 1.0. The adjustments to common stock and additional paid-in capital were calculated as follows:

Farnsworth shares outstanding	650,530
% of merger consideration paid in stock	50%
Number of Farnsworth shares paid out in Sterling Bank shares	325,265
Conversion ratio - 2.3625 to 1.0	2.3625
Sterling Bank shares required	768,439
Sterling Bank common stock par value	$ 2.00
Amount allocated to common stock	$ 1,536,878
Number of Farnsworth shares paid out in Sterling Bank shares	325,265
Merger consideration - per share	$ 27.50
8,944,788
Less amount allocated to common stock	(1,536,878)
Amount allocated to additional paid-in capital	$ 7,407,910

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2005

9.  Please tell us and revise to describe how you determined the amount of the pro forma adjustment to reduce interest income for federal funds used to fund the acquisition at a pre-tax yield of 3.15%.

The requested disclosure has been added to footnote (b) of Sterling Bank’s Unaudited Pro Forma Condensed Combined Statement of Income for the Year Ended December 31, 2005. The rates used of 3.15% and 3.34% were Sterling Bank's average yields for 2005 for "federal funds sold" and "due from banks," respectively, and were multiplied by the amounts determined to be used in the pro forma balance sheet.

Dilworth Paxson LLP	Page 7
September 19, 2006
To: William Friar

Federal funds sold	3.15% x $7,037,000 = $ 221,665
Due from banks	3.34% x $5,936,000 = 198,262
$ 419,927

10.  We noted the Payments and Consulting Agreements with Farnsworth's President and Chief Financial Officer described on page 77, and were unable to reconcile the amounts payable each month to the pro forma adjustment to recognize the consulting expense for the year. Please revise to include the detail of the additional $213,000 in compensation and benefits related to certain consulting contracts entered into as a result of the Merger Agreement.

The Consulting and Non-Competition Agreements amounted to $406,000 for Mr. Pelahaty and $224,000 for Mr. Alessi for a total of $630,000. Such Agreements are being amortized over their three year term for an annual amortization of $210,000. (Note: $213,000 was used as the pro forma adjustment for the year ended December 31, 2005).

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2006.

11.  Please tell us and revise to describe how you determined the amount of the pro forma adjustment to reduce interest income for federal funds used to fund the acquisition at a pre-tax yield of 4.5%.

The requested disclosure has been added to footnote (b) of Sterling Bank’s Unaudited Pro Forma Condensed Combined Statement of Income for the Six Months ended June 30, 2006. The rates used of 4.91% and 4.88% were Sterling Bank's average yields for the six months ended June 30, 2006 for "federal funds sold" and "due from banks," respectively, and were multiplied by the amounts determined to be used on the pro forma balance sheet.
Federal funds sold	4.91% x $7,037,000 x 6/12 = $ 172,758
Due from banks	4.88% x $5,936,000 x 6/12 = 144,838
$ 317,596

12.  Please tell us how you determined the amount of the pro forma adjustment to record additional depreciation expense due to fair value adjustment for premises and equipment with an average life of 20 years.

Dilworth Paxson LLP	Page 8
September 19, 2006
To: William Friar

The write-up of premises and equipment to fair value was determined to be $1,870,000. Depreciation expense for the six months ended June 30, 2006 was calculated as follows: $1,870,000 ÷ 20 x 6/12 = $46,750.

13.  Please tell us and revise to indicate why there is no adjustment to compensation and benefits related to certain consulting contracts entered into as a result of the Merger Agreement.

The original filing contained a typographical error that inadvertently did not include the appropriate amount. The Consulting and Non-Competition Agreements amounted to $406,000 for Mr. Pelahaty and $224,000 for Mr. Alessi for a total of $630,000. Such Agreements are being amortized over their three year term. The amortization for the six months ended June 30, 2006 amounts to $105,000. (Note: $106,000 was used as the pro-forma adjustment for the six months ended June 30, 2006).

FINANCIAL STATEMENTS

14.  Please revise to update your financial statements as required by Rule 3-12 of Regulation S-X.

The Company has updated the financial information to include the period ending June 30, 2006.

STERLING BANK FINANCIAL STATEMENTS-DECEMBER 31, 2005

NOTE 1-DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, LOANS

15.  We note in your response to comment nineteen of our letter dated May 26, 2006, that you revised and expanded your disclosure related to miscellaneous fees associated with your mortgage origination program. We were unable to find the revised and expanded disclosure and as a result are reissuing the comment. Please revise to disclose the nature of these fees and explain why they are not included in the adjustment of loan yield. Refer to paragraphs 5 - 17 of SFAS 91.

Miscellaneous fees relate to broker fees and commissions earned for assisting in brokering loans which loans Sterling Bank does not own, retain or service.  After closing, Sterling Bank has no further involvement with such loans.  In addition, Sterling Bank does earn loan origination fees on loans that Sterling Bank originates and retains for their own portfolio and such loan fees are capitalized in accordance with SFAS 91.

In accordance with the Staff’s initial comment, the Company has expanded the disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations for Sterling Bank—Noninterest Income” to identify the miscellaneous fees as broker and commission fees.

Dilworth Paxson LLP	Page 9
September 19, 2006
To: William Friar

LOANS HELD FOR SALE

16.  We note your response to comment twenty of our letter dated May 26, 2006 and the added description of your contract with SLM Please tell us and revise to describe how you determined the transfer of loans to SLM met the sales criteria of paragraph 9 of SFAS 140.

Sterling Bank originates SLM loans and sells such loans within 30-45 days to SLM, Inc.  The transfer of loans to SLM, Inc. met the sales criteria of paragraph 9 of SFAS 140 as follows:  a) the transferred assets have been isolated from the transferor - the loans are sold in full (ie. they are not participations) and Sterling Bank does not retain any ownership to such loans; b) each transferee has the right to pledge or exchange the assets it received -  upon sale, the transferee (SLM, Inc.) is the new owner of such loans and enjoys all the rights and benefits of ownership of such loans and upon sale, Sterling Bank does not maintain any control over such loans; c) the transferee does not maintain effective control over the transferred assets - the loans are sold in full (ie. they are not participations) and the Sterling Bank does not retain any ownership to such loans.  In addition, Sterling Bank does not retain any servicing of such loans. The sale of such loans are therefore true sales and not financings for purposes of paragraph 9 of SFAS 140.

FARNSWORTH FINANCIAL STATEMENTS-SEPTEMBER 30, 2005

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED SEPTEMBER 30, 2005 AND 2004

17.  In Note 1 Farnsworth states loans sold were one-to-four family residential mortgages originated and intended for sale in the secondary market. Please tell us the amount of cash receipts and cash payments related to loans held for sale. If material, please restate to present cash receipts and cash payments related to loans held for sale as an operating activity on the Consolidated Statement of Cash Flows. Refer to paragraph 9 of SFAS 102.

Farnsworth uses the indirect method for cash flows. In using the indirect method, the net cash flows from purchases, originations, and sales of loans held for sale should be classified as operating cash flows. For fiscal year ended September 30, 2005 and 2004, the net cash flows from loans held for sale were $19,119 and $34,344, respectively. Due to this amount not being material, it was not reclassified from the change in loans in the cash flow statements.

NOTE 5-SERVICING

18.  We note Farnsworth services mortgage and other loans for others which have an unpaid principal balance of $12,077,944 and $8,490,794 at September 30, 2005 and 2004, respectively. Please tell us how you considered paragraph 13 of SFAS 140 and if you recognized a servicing asset or servicing liability for the servicing contracts.

SFAS 140 was considered by Farnsworth in determining if a servicing asset or liability should be recorded. However, based on the amount of compensation Farnsworth receives, the repayment terms of the loans serviced and Farnsworth’s cost to service the loans, it was determined that this amount was immaterial and not recorded on the financial statements.

Dilworth Paxson LLP	Page 10
September 19, 2006
To: William Friar

APPENDIX H-FAIRNESS OPINION OF RAYMOND JAMES & ASSOCIATES

9. The statement that the opinion "is solely for the information of the Board…” should be amended to eliminate "solely" or otherwise clarify that shareholders are entitled to rely on the opinion.

The opinion has been revised to delete the word “solely” from the referenced sentence.

10.  The opinion states that it "is not to be quoted or referred to...." Clarify that Raymond James consents to include the opinion and references to it in the registration statement, prospectus and proxy statement.

The opinion has been clarified to show that Raymond James consents to the inclusion of the opinion and references to it in the registration statement and joint proxy statement/prospectus.

APPENDIX I- FAIRNESS OPINION OF JANNEY MONTGOMERY SCOTT, LLC

11.  The opinion states that it "is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or any other document...." Clarify that Janney Montgomery Scott consents to include the opinion and references to it in this registration statement, prospectus and proxy statement.

The opinion has been clarified to show that Janney Montgomery Scott LLC consents to the inclusion of the opinion and references to it in the registration statement and joint proxy statement/prospectus.

Thank you for your consideration of these matters. If you have any questions regarding any of the responses or any of the materials in the filing, please do not hesitate to contact the undersigned at 215-575-7277 or Marci Donnelly at 215-575-7276.

Very truly yours,

/s/ Graham R. Laub
Graham R. Laub

Dilworth Paxson LLP	Page 11
September 19, 2006
To: William Friar

grl

Cc:	Jessica Livingston, Esq. Robert K. King, Sterling Bank Roger Williams, Esq. Marci Donnelly, Esq.